UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2019

Commission File Number:  000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

2300 – 1177 West Hastings Street, Vancouver, BC V6E 2K3 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F xo Form 40-F o

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes o No x

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes o No x

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes o No x

Exhibits

The following exhibits are included in this Form 6-K:

99.1News Release, August 6, 2019

99.2Material Change Report, August 6, 2019

99.3News Release, August 14, 2019

99.4Material Change Report, August 14, 2019

99.5News Release, August 20, 2019

99.6Interim Financial Statements for the three and six months ended June 30, 2019

99.7Management’s Discussion & Analysis for the three and six months ended June 30, 2019

99.8Certification of interim filings, CEO

99.9Certification of interim filings, CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2020	AVRICORE HEALTH INC.

By: /s/ Kiki Smith
Kiki Smith
Chief Financial Officer